SEFE, Inc.
1900 West University Drive Suite 231
Tempe, AZ 85281
www.sefelectric.com

November 7, 2011

To:	William H. Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20002

Re:	SEFE, Inc. (the “Registrant”)
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 30, 2011
File No.: 0-51842

Dear Mr. Thompson:

The following are the Registrant’s responses and revisions to its filing pursuant to your letter dated October 28, 2010:

Item 8 – Financial Statements and Supplementary Data, page 16

Report of Independent Registered Public Accounting Firm, page F-1

1.
We note that the audit report from Weaver & Martin, LLC does not opine on the cumulative financial information from September 24, 2004 (inception) through December 31, 2010 or make reference to a predecessor auditor that audited a portion of the cumulative data.  Please tell us whether this cumulative data was audited.  Please note that an auditor association with the cumulative data is required on an annual basis during the period in which you are considered a development stage company.  We may have further comments.

The Registrant has filed a revised audit report from Weaver & Martin, LLC, which addresses the Commission’s comment.

The Registrant hereby acknowledges that:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact the undersigned at (480) 294-6407.

Sincerely,

/s/ Shannon Kerr

Shannon Kerr
President
SEFE, Inc.

Enclosures